Filed Pursuant to Rule 433

Registration Statement 333-253605

Dated August 16, 2021

Pfizer Inc.

Pricing Term Sheet

Issuer:	Pfizer Inc.

Security:	1.750% Notes due 2031

Principal Amount:	$1,000,000,000 aggregate principal amount

Maturity Date:	August 18, 2031

Coupon:	1.750% annually, accruing from and including August 18, 2021

Interest Payment Dates:	February 18 and August 18 of each year, beginning on February 18, 2022

Price to Public:	99.663% of principal amount

Benchmark Treasury:	1.250% due August 15, 2031

Benchmark Treasury Price and Yield:	99-30; 1.257%

Spread to Benchmark Treasury Yield:	T+53 bps

Yield to Maturity:	1.787%

Optional Redemption:

The notes will be redeemable, in whole or in part, at any time and from time to time prior to May 18, 2031 (three months prior to the maturity date) (the “Par Call Date”), at Pfizer Inc.’s option, at a redemption price equal to the greater of the following amounts: (i) 100% of the principal amount of the notes being redeemed on the redemption date; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (exclusive of interest accrued to, but excluding, the redemption date) that would be due if such notes matured on the Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 10 bps; plus accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

At any time on or after the Par Call Date, the notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus in each case, accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000 in excess of $2,000

Expected Settlement Date:	August 18, 2021 (T+2)

CUSIP/ISIN:	717081 FB4/US717081FB45

Expected Ratings (Moody’s/S&P)*:	A2/A+

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Barclays Capital Inc. BofA Securities, Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC Stern Brothers & Co.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling (i) Citigroup Global Markets Inc. toll-free at (800) 831-9146, (ii) Goldman Sachs & Co. LLC toll-free at (866) 471-2526, (iii) J.P. Morgan Securities LLC toll-free at (866) 803-9204 or (iv) Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Pfizer Inc. on August 16, 2021 relating to its Prospectus dated February 26, 2021.

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